UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)



                         Cross Country Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    22748P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |X| Rule 13d-1(d)


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




                                       13G
----------------------------                         ---------------------------
CUSIP No. 22748P105                                            Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSON

          Charterhouse Equity Partners III, L.P.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          52-2047386
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
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    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                                         5      SOLE VOTING POWER

                                                2,461,432
                                         ---------------------------------------
                                         6      SHARED VOTING POWER
              NUMBER OF
               SHARES                           -0-
            BENEFICIALLY                 ---------------------------------------
              OWNED BY                   7     SOLE DISPOSITIVE POWER
                EACH
              REPORTING                         2,461,432
               PERSON                    ---------------------------------------
                WITH                     8     SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,461,432
--------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.7% (based on 32,015,023 shares of common stock outstanding as of November 9, 2006)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------


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


Item 1(a).        Name of Issuer:

                  Cross Country Healthcare, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6551 Park of Commerce Blvd., N.W.
                  Boca Raton, FL 33487

Item 2(a).        Name of Person Filing

                  Charterhouse Equity Partners III, L.P.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  1105 N. Market Street
                  Suite 1300
                  Wilmington, DE 19899

Item 2(c).        Citizenship

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value


Item 2(e).        CUSIP Number:

                  22748P105


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable.


Item 4.           Ownership

                  (a) Amount beneficially owned: 2,461,432
                  (b) Percent of Class: 7.7% (based on 32,015,023 shares of
                      Common Stock outstanding as of November 9, 2006)
                  (c) Number of shares as to which person has:

                           Sole power to vote: 2,461,432
                           Shared power to vote: -0-
                           Sole power to dispose of: 2,461,432
                           Shared power to dispose of: -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.


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


Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.


Item 9.           Notice of Dissolution of the Group

                  Not Applicable.


Item 10.          Certifications.

                  Not Applicable.


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


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                CHARTERHOUSE EQUITY PARTNERS III, L.P.

                                By:     CHUSA Equity Investors III, L.P.,
                                        general partner

                                        By:      Charterhouse Equity III, Inc.,
                                                 general partner


                                By: /s/ CHERI LIEBERMAN
                                   ---------------------------------------------

                                Name:   Cheri Lieberman
                                Title:  Chief Financial Officer


Date: February 12, 2007



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